Exhibit 99.1

News Release

Claude Resources Inc. 200, 224-4th Avenue South Saskatoon, Saskatchewan S7K 5M5 Phone: (306) 668-7505 Fax: (306) 668-7500 www.clauderesources.com e-mail: clauderesources@clauderesources.com	Toronto Stock Exchange Trading symbol - CRJ AMEX - CGR

December 22, 2004

CLAUDE RESOURCES INC.
ANNOUNCES PRIVATE PLACEMENT OFFERING

Claude Resources Inc. (the "Company") today announced its plans to proceed with a non-brokered private placement of up to 1,150,000 units, at Cdn$1.50 per unit, to raise a maximum of Cdn$1,725,000. Each unit will be comprised of one flow-through common share of the Company and one common share purchase warrant. Each warrant will entitle the holder thereof, on exercise, to purchase one common share for a two year period following the date of issue at a price of Cdn$2.00 in the first year and Cdn$3.00 in the second year.

The offering, which is subject to regulatory approval, is expected to close on or about December 29, 2004.

Net proceeds from the offering will be used to finance a portion of the Company's 2005 exploration program.

The securities offered have not been registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there by any sale of the securities in any state in which such offer, solicitation or sale would be unlawful.

For further information, please contact:

Neil McMillan
President/CEO
(306) 668-7505